

September 11, 2012

<u>Via E-mail</u>
William H. Spence
President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

      Re: PPL Corporation
                PPL Energy Supply, LLC
                PPL Electric Utilities Corporation
                LG&E and KU Energy LLC
                Louisville Gas and Electric Company
                Kentucky Utilities Company
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 28, 2012
                File Nos. 1-11459, 1-32944, 1-905, 333-173665, 1-2893, and 1-3464

Dear Mr. Spence:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ William H. Thompson

                William Thompson
                Branch Chief